 Form N-17f-2
(Adopted in Release No. IC-17085 II 84,434, effective September 25, 1989, 84 F. R. 32048)
U. S. Securities and Exchange Commission
Washington, DC 20549

Form N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody
Of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

1. Investment Company Act File Number:	Date Examination Completed:
811-10475	3/31/2006
2. State Identification Number

AL X	AK X	AZ X	AR X	CA X
CO X	CT	DE	DC	FL X
GA X	HI	ID	IL X	IN X
IA X	KS X	KY X	LA	ME
MD	MA	MI	MN X	MS
MO X	MT	NE X	NV X	NH
NJ X	NM	NY X	NC X	ND X
OH X	OK X	OR X	PA X	RI
SC	SD	TN X	TX X	UT X
VT	VA X	WA X	WV	WI X
WY	PUERTO RICO

3. Exact number of investment company as specified in registration statement:

333-68270

4. Address of principal executive office

1705 Towanda Avenue, Bloomington, IL 61701

INSTRUCTIONS

This form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.
Give this form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.
Submit this form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C. and one copy with the regional office for the region in which the investment company is located.

Funds Trust

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
COUNTRY Mutual Funds Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the COUNTY Mutual Funds Trust, comprised of the COUNTRY Growth Fund, COUNTRY Balanced Fund, COUNTRY Short Term Bond Fund, COUNTRY Tax-Exempt Bond Fund, and COUNTRY Bond Fund (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the “Act”) as of March 31, 2006. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2006, and with respect to agreement of security purchases and sales, for the period from August 31, 2005 (the date of the last examination) through March 31, 2006;

•	Confirmation of all securities held by institutions in book entry form with Depository Trust Company (for DTC-eligible securities) and The Northern Trust (for non-DTC eligible securities);

•	Confirmation of all cash balances with custodian bank;

•	Confirmation of all mutual fund holdings with the account representative of each fund complex;

•	Confirmation of all unsettled trades with the respective broker;

•	Reconciliation of all such securities and investments to the books and records of the Funds and COUNTRY Trust Bank, N.A., the Custodian; and

•	Agreement of 18 security purchases and 18 security sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of March 31, 2006, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
May 11, 2006

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

May 11, 2006

We, as members of management of COUNTRY Mutual Funds Trust, comprised of the COUNTRY Growth Fund, COUNTRY Balanced Fund, COUNTRY Short Term Bond Fund, COUNTRY Tax-Exempt Bond Fund, and COUNTRY Bond Fund (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2006, and from August 31, 2005 (date of last examination) through March 31, 2006.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of March 31, 2006, and from August 31, 2005 through March 31, 2006, with respect to securities reflected in the investment accounts of the Funds.

COUNTRY Mutual Funds Trust

By:

/s/ Philip T. Nelson
Philip T. Nelson
President

/s/ Kurt Bock
Kurt Bock
Treasurer

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
COUNTRY Mutual Funds Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the COUNTRY Mutual Funds Trust, comprised of the COUNTRY VP Growth Fund, COUNTRY VP Balanced Fund, COUNTRY VP Short Term Bond Fund and COUNTRY VP Bond Fund (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f -2  of the Investment Company Act of 1940 (the “Act”) as of March 31, 2006. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2006, and with respect to agreement of security purchases and sales, for the period from December 31, 2005 (the date of the last examination) through March 31, 2006;

•	Confirmation of all securities held by institutions in book entry form with Depository Trust Company (for DTC eligible securities) and The Northern Trust (for non-DTC eligible securities);

•	Confirmation of all cash balances with custodian bank;

•	Confirmation of all mutual fund holdings with the account representative of each fund complex;

•	Confirmation of all unsettled trades with the respective broker;

•	Reconciliation of all such securities and investments to the books and records of the Funds and COUNTRY Trust Bank, N.A., the Custodian; and

•	Agreement of 18 security purchases and 18 security sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of March 31, 2006, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
May 11, 2006

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

May 11, 2006

We, as members of management of COUNTRY Mutual Funds Trust, comprised of the COUNTRY VP Growth Fund, COUNTRY VP Balanced Fund, COUNTRY VP Short Term Bond Fund and COUNTRY VP Bond Fund (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2006, and from December 31, 2005 (date of last examination) through March 31, 2006.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of March 31, 2006, and from December 31, 2005 through March 31, 2006, with respect to securities reflected in the investment accounts of the Funds.

COUNTRY Mutual Funds Trust

By:

/s/ Philip T. Nelson
Philip T. Nelson
President

/s/ Kurt Bock
Kurt Bock
Treasurer